

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2020

James Parslow
Chief Financial Officer
Xenetic Biosciences, Inc.
40 Speen Street, Suite 102
Framingham, Massachusetts 01701

> **Re: Xenetic Biosciences, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 30, 2020**
> **File No. 001-37937**

Dear Mr. Parslow:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Caitlin Simkins